UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Kornit announces major global expansion for Printful

On March 17, 2021, Kornit Digital Ltd. (“Kornit” or the “Company”) announced that it will be selling more than 50 Kornit Atlas systems during 2021 to Printful, a global on-demand printing and warehousing provider. Printful will use the systems for direct-to-garment (DTG) production on demand, representing a considerable expansion of its current production capabilities.

A copy of the press release containing the foregoing announcement is furnished as Exhibit 99.1 hereto.

The contents of this Report of Foreign Private Issuer on Form 6-K (excluding the press release attached as Exhibit 99.1 hereto) are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-248784) and Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794, 333-230567 and 333-237346).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2021	KORNIT DIGITAL LTD.

	By:	/s/ Alon Rozner
	Name:	Alon Rozner
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Press release dated March 17, 2021 entitled “Printful Executes Major Global Expansion of On-Demand Textile Production with Kornit Digital”

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